

September 7, 2022

Peter George
Chief Executive Officer
Evolv Technologies Holdings, Inc.
500 Totten Pond Road, 4th Floor
Waltham, MA 02451

> Re: **Evolv Technologies Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **Form 10-Q for the Period Ended June 30, 2022**
> **Filed August 18, 2022**
> **File No. 001-39417**

Dear Mr. George:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2022 filed August 18, 2022

Financial Statements
Note 1. Nature of the Business and Basis of Presentation
Revision of Prior Period Financial Statements, page F-6

1. Refer to your conclusion on pages F-6 and page 1 of MD&A that the errors you identified and their related impacts were not material. We note that the adjustments to the audited statements of cash flows for the year ended December 31, 2021 in Note 21 on page F-38 appear to be significant to cash flows from operating activities and cash flows from investing activities. We also note that you included the June 30, 2022 disclosures in your Form 424B3 filed August 18, 2022. Please provide us a detailed analysis that supports your conclusion that the identified errors are not material to all of the periods presented, and in particular to your audited financial statements included in the most recent Form

424B3 in light of the above.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology